SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO


            Tender Offer Statement Under Section 14(d)(1) Or 13(e)(1)
                     of The Securities Exchange Act of 1934

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                                (Name of Issuer)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                      (Name of Person(s) Filing Statement)

                       LIMITED LIABILITY COMPANY INTERESTS
                         (Title of Class of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

                                 Michael S. Rome
                   Lazard Alternative Strategies Fund, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300
                                 (212) 632-1584

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
           Communications on Behalf of the Person(s) Filing Statement)

                                 With a copy to:
                            Kenneth S. Gerstein, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2533

                                October 30, 2002
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            CALCULATION OF FILING FEE


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Transaction Valuation:     $20,000,000      (a)      Amount of Filing Fee: $1,840       (b)
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


(a)      Calculated as the aggregate maximum purchase price for Interests.

(b)      Calculated at $92 per $1,000,000 of the Transaction Valuation.

/   /    Check  the box if any part of the fee is  offset  as  provided  by Rule
         0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  __________________________
         Form or Registration No.:  ________________________
         Filing Party:  ____________________________________
         Date Filed:  ______________________________________

/   /    Check  the  box  if  the   filing   relates   solely   to   preliminary
         communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/   /    third-party tender offer subject to Rule 14d-1.

/ x /    issuer tender offer subject to Rule 13e-4.

/   /    going-private transaction subject to Rule 13e-3.

/   /    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

ITEM 1.  SUMMARY TERM SHEET.

         As stated in the offering documents of Lazard Alternative Strategies Fund, L.L.C. (the "Company"), the Company is offering to purchase limited liability company interests in the Company ("Interests") from members of the Company ("Members") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company a Member desires to redeem). The offer to purchase Interests (the "Offer") will remain open until 12:00 midnight, Eastern Time, on November 29, 2002 unless the Offer is extended. The net asset value of Interests will be calculated for this purpose as of December 31, 2002 or, if the Offer is extended, approximately one month after the Expiration Date (in each case, the "Valuation Date"). The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Company will review the net asset value calculation of Interests during the Company's audit for its fiscal year ending March 31, 2003, which the Company expects will be completed by the end of May 2003 and that net asset value will be used to determine the final amount to be paid for tendered Interests.

         Members may tender their entire Interest, a portion of their Interest (defined as a specific dollar value) or a portion of their Interest above the required minimum capital account balance. If a Member tenders its entire Interest (or a portion of its Interest) and the Company purchases that Interest, the Company will give the Member a non-interest bearing, non-transferable promissory note (the "Note") entitling the Member to receive an amount equal to the net asset value of the Interest tendered (valued in accordance with the Company's Limited Liability Company Agreement dated September 4, 2001, as amended on May 28, 2002 (the "LLC Agreement")), determined as of December 31, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation") or any Incentive Allocation that would be payable if the Valuation Date of the Interest were a date on which an Incentive Allocation would otherwise be made. The Note will entitle the Member to receive an initial payment in cash and/or marketable securities (valued in accordance with the LLC Agreement) equal to 90% of the net asset value of the Interest tendered by the Member that is accepted for purchase by the Company (the "Initial Payment") and will be paid to the Member within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, within ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle the Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's annual audit. Proceeds of the Initial Payment and the Contingent Payment will be wire transferred directly to an account designated by the Member.

         A Member who tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of any Incentive Allocation that would be deducted from the Member's capital account if the Valuation Date of the Interest were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation"); or (2) the amount of the Tentative Incentive Allocation.

         The Company reserves the right to purchase less than the amount tendered by a Member if the purchase would cause the Member's capital account in the Company to have a value less than the required minimum balance. If the Company accepts the tender of the Member's entire Interest or a portion of such Member's Interest, the Company will make payment for Interests it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of and/or delivery of portfolio securities held by the Company, the withdrawals of its capital from portfolio funds in which it has invested, or by borrowings, (which the Company does not intend to do).

         The Offer remains open to Members until 12:00 midnight, Eastern Time, on November 29, 2002, the expected expiration date of the Offer. Until this time, Members have the right to change their minds and withdraw the tenders of their Interests. Members will also have the right to withdraw tenders of their Interests at any time after 40 business days from the commencement of the Offer, which date is December 30, 2002, if their Interest has not yet been accepted for purchase by the Company.

         If a Member would like the Company to purchase its Interest or a portion of its Interest, it should complete, sign and either (i) mail (via certified mail return receipt requested) or otherwise deliver a Letter of Transmittal, attached to this document as Exhibit C, to PFPC Inc. at 103 Bellevue Parkway, Wilmington, Delaware 19809, attention Herb Bracey, or (ii) fax it to PFPC Inc. at (302) 791-4076 or (302) 791-4077, so that it is received before 12:00 midnight, Eastern Time, on November 29, 2002. IF THE MEMBER CHOOSES TO FAX THE LETTER OF TRANSMITTAL, IT SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER IT IS FAXED (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON NOVEMBER 29,
2002). Of course, the value of the Interests will change between September 30, 2002 (the last time prior to the date of this filing as of which net asset value has been calculated), and December 31, 2002, the date as of which the value of the Interests will be determined for purposes of calculating the purchase price. Members desiring to obtain the estimated net asset value of their Interests, which the Company will calculate monthly based upon the information the Company receives from the managers of the portfolio funds in which it invests, may contact PFPC Inc., at (302) 791-2595 or (302) 791-1759 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         Please note that just as each Member has the right to withdraw the tender of an Interest, the Company has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on November 29,
2002.  Also  realize  that  although  the Offer  expires on November 29, 2002, a
Member who tenders its Interest will remain a Member in the Company notwithstanding the Company's acceptance of the Member's Interest for purchase through December 31, 2002, when the net asset value of the Member's Interest is calculated. Accordingly, the value of a tendered interest will remain at risk, until December 31, 2002, because of its investment pursuant to the Company's investment program.

ITEM 2.  ISSUER INFORMATION.

         (a) The name of the issuer is Lazard Alternative Strategies Fund, L.L.C. (the "Company"). The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal executive office of the Company is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is
(212) 632-1584.

         (b) The title of the securities that are the subject of the offer to purchase (the "Offer to Purchase" or the "Offer") is limited liability company interests or portions thereof in the Company. (As used herein, the term "Interest" or "Interests," as the context requires, refers to the limited liability company interests in the Company and portions thereof that constitute the class of security that is the subject of this tender offer or the limited liability company interests in the Company or portions thereof that are tendered by Members to the Company pursuant to the Offer.) As of the close of business on September 30, 2002, there was approximately $43,338,164 outstanding in capital of the Company, represented by Interests (based on the estimated unaudited net asset value of such Interests). Subject to the conditions set forth in the Offer, the Company will purchase up to $20 million of Interests that are tendered by and not withdrawn as described above in Item 1, subject to any extension of the Offer.

         (c) Interests are not traded in any market, and any transfer thereof is strictly limited by the terms of the Company's Limited Liability Company Agreement dated as of September 4, 2001 as amended on May 28, 2002 (the "LLC Agreement").

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The name of the filing person is Lazard Alternative Strategies Fund, L.L.C. (the "Company"). The Company's principal executive office is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. The Investment Adviser of the Company is Lazard Alternatives, LLC (the "Adviser"). The principal executive office of the Adviser is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. The Company's Managers are Lawrence Kudlow, Leon M. Pollack, Richard Reiss and Michael S. Rome. Their address is c/o Lazard Alternative Strategies Fund, L.L.C., 30 Rockefeller Plaza, New York, New York 10112-6300.

ITEM 4.  TERMS OF THIS TENDER OFFER.

         (a) (1) (i) Subject to the conditions set forth in the Offer, the Company will purchase up to $20 million of Interests that are tendered by Members and not withdrawn as described in Item 1. The initial expiration date of the offer is 12:00 midnight, Eastern Time, on November 29, 2002 (such time and date, the "Initial Expiration Date"), subject to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is called the "Expiration Date."

                 (ii) The purchase price of Interests tendered to the Company for purchase will be their net asset value as of the close of business on December 31, 2002 or, if the Offer is extended, on the last business day of the month approximately one month after the Expiration Date (in each case, the "Valuation Date").

                 Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or a portion of their Interest above the required minimum capital account balance. Each Member who tenders its entire Interest or a portion thereof that is accepted for purchase will be given a non-interest bearing, non-transferable promissory note, (the "Note") within ten calendar days of the acceptance of the Member's Interest. The Note will entitle the Member to be paid an amount equal to the value, determined as of the Valuation Date, of the Interest or portion thereof being purchased (subject to adjustment upon completion of the next annual audit of the Company's financial statements). This amount will be the value of the Member's capital account (or the portion thereof being purchased) determined as of the Valuation Date and will be based upon the net asset value of the Company's assets as of that date, after giving effect to all allocations to be made as of that date. The Note will entitle the Member to receive an initial payment in an amount equal to at least 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Company, less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation"), determined as of the Valuation Date (the "Initial Payment"). Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered by the Member and accepted by the Company for purchase as of the Valuation Date, as it may be adjusted based upon the next annual audit of the Company's financial statements, over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's next annual audit. It is anticipated that the annual audit of the Company's financial statements will be completed within 60 days after March 31, 2003, the fiscal year end of the Company.

                 Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers of the Company determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members.

                 A Member who tenders for purchase only a portion of such Member's Interest will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of the Incentive Allocation, if any, that would be debited against the Member's capital account if the date of purchase of the Interest or portion thereof were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation.

                 A copy of: (a) the Cover Letter to the Offer to Purchase and Letter of Transmittal; (b) the Offer to Purchase; (c) a form of Letter of Transmittal; (d) a form of Notice of Withdrawal of Tender; and (e) forms of Letters to Members that will be sent in connection with the Company's acceptances of tenders of Interest, are attached hereto as Exhibits A, B, C, D and E, respectively.

                 (iii) The scheduled expiration date of the Offer is 12:00 midnight, Eastern Time, Friday, November 29, 2002.

                 (iv) Not applicable.

                 (v) The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month approximately one month after the Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time, up to and including the Expiration Date, to: (a) cancel the Offer in the circumstances set forth in
Section 7 of the Offer to Purchase and in the event of such cancellation, not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; or (c) postpone the acceptance of Interests. If the Company determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

                 (vi) A tender of Interests may be withdrawn at any time before 12:00 midnight, Eastern Time, Friday, November 29, 2002 and, if Interests have not yet been accepted for purchase by the Company, at any time after 40 business days from the commencement of the Offer, which date is Monday, December 30, 2002.

                 (vii) Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC Inc. ("PFPC"), to the attention of Herb Bracy, at the address set forth on page 2 of the Offer, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Herb Bracy, at the fax numbers set forth on page 2 of the Offer. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than the Expiration Date. The Company recommends that all documents be submitted to PFPC by certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter.

                 Any Member tendering an Interest pursuant to the Offer may withdraw its tender as described above in Item 4(vi). To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2 of the Offer. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2 of the Offer. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, subsequent to the withdrawal of tendered Interests, Interests may be tendered again prior to the Expiration Date by following the procedures described above.

                 (viii) For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest.

                 (ix) If more than $20 million of Interests are duly tendered to the Company prior to the Expiration Date and not withdrawn, the Company will in its sole discretion either: (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered on or before the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in (v) above.

                 (x) The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks that may possibly result from the reduction in the Company's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the Company may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing Members on January 2, 2003 and thereafter from time to time.

                 (xi) Not applicable.

                 (xii) The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

                 In general, a Member from whom an Interest is purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as a capital gain or ordinary income, depending on the circumstances. A Member whose entire interest is purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Interest.

                 (a) (2) Not applicable.

                 (b) Based on October 1, 2002 estimated values, Lazard LLC ("Lazard") an affiliate of the Company owns $15,835,276 approximately 36.5% of the outstanding Interests. Lazard plans to tender and the Company intends to purchase, on the terms and conditions of the Offer, all of its Interest. To the Company's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Company presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Company pursuant to the Offer.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS WITH RESPECT TO THE ISSUER'S SECURITIES.

         The Company's Confidential Memorandum dated August 3, 2001, as supplemented (the "Confidential Memorandum"), and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the Company's Board of Managers has the discretion to determine whether the Company will purchase Interests from Members from time to time pursuant to written tenders. The Confidential Memorandum also states that the Adviser expects that it will recommend to the Board of Managers that the Company purchase Interests from Members twice each year, effective as of June 30 and December 31. The Company previously offered to purchase Interests from Members pursuant to written tenders effective as of June 30, 2002. This was the only tender offer made by the Fund. The Company is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Company and the Adviser or any Manager of the Company or any person controlling the Company or controlling the Adviser or any Manager of the Company; and (ii) any person, with respect to Interests. However, the LLC Agreement provides that the Company shall be dissolved if the Interest of any Member that has submitted a written request, in accordance with the terms of the LLC Agreement, to tender its entire Interest for purchase by the Company has not been purchased within a period of two years of the request.

ITEM 6. PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

         (a) The purpose of the Offer is to provide liquidity to Members who hold Interests as contemplated by and in accordance with the procedures set forth in the Confidential Memorandum and the LLC Agreement.

         (b) Interests that are tendered to the Company in connection with the Offer will be retired, although the Company may issue Interests from time to time in transactions not involving any public offering, conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Company currently expects that it will accept subscriptions for Interests as of December 2, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

         (c) Neither the Company nor the Adviser nor the Board of Managers has any plans or proposals that relate to or would result in: (1) the acquisition by any person of additional Interests (other than the Company's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Company), or the disposition of Interests (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (3) any material change in the present distribution policy or indebtedness or capitalization of the Company; (4) any change in the identity of the Adviser or the members of the Board of Managers, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangements with the Adviser; (5) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund all or a portion of the purchase price for Interests acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Company); (6) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policies, as amended, for which a vote would be required by Section 13 of the 1940 Act; or (7) any changes in the LLC Agreement or other actions that might impede the acquisition of control of the Company by any person. Because Interests are not traded in any market, Sections (6), (7) and (8) of Regulation M-A ss. 229.1006 (c) are not applicable to the Company.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The Company expects that the purchase price for Interests acquired pursuant to the Offer, which will not exceed $20 million (unless the Company elects to purchase a greater amount), will be derived from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of and/or delivery of securities and portfolio assets held by the Company; and (iii) possibly borrowings, as described in paragraph (b), below. The Company will segregate, with its custodian, cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under any Note as described above.

         (b) Neither the Company nor the Board of Managers nor the Adviser has determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase price for Interests, subject to compliance with applicable law. If the Company funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing or new Members, withdrawal of its capital from the investment funds in which it has invested, or from proceeds of the sale of securities and portfolio assets held by the Company.

ITEM 8.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Based on October 1, 2002 estimated values, Lazard LLC, an affiliate of the Adviser, owns $15,835,276 (approximately 36.5%) of the outstanding Interests; Leon Pollack owns $1,000,000 (approximately 2.3%) of the outstanding Interests; Michael S. Rome owns through Lazard Diversified Strategies Fund Ltd. ("Lazard Diversified"), an affiliate of the Company, $103,962 (less than 1%) of the outstanding Interests; and Dan Federmann, the Treasurer of the Company, owns through Lazard Diversified $5198 (less than 1%) of the outstanding Interests. The address of Lazard Diversified is c/o Lazard Alternatives, LLC, 30 Rockefeller Plaza, New York, New York 10112-6300. Lazard Alternative Strategies Holdings, LLC, an affiliate of the Adviser, is also entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

         (b) There have been no transactions involving Interests that were effected during the past 60 business days by the Company, the Adviser, any Manager or any person controlling the Company, the Adviser or any Manager.

ITEM 9.  PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

         No persons have been employed, retained or are to be compensated by the Company to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

         (a) (1) Reference is made to the following financial statements of the Company, which the Company has prepared and furnished to members pursuant to Rule 30d-l under the 1940 Act and filed with the Securities and Exchange Commission pursuant to Rule 30b2-1 under the 1940 Act, and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO:

         Audited financial statements for the period of September 4, 2001 (commencement of operations) to March 31, 2002 previously filed on EDGAR on Form N-30D on June 3, 2002.

             (2) The Company is not required to and does not file quarterly unaudited financial statements under the Securities Exchange Act of 1934, as amended. The Company does not have shares, and consequently does not have earnings per share information.

             (3) Not applicable.

             (4) The Company does not have shares, and consequently does not have book value per share information.

         (b) The Company's assets will be reduced by the amount of the tendered Interests that are purchased by the Company. Thus, income relative to assets may be affected by the tender offer. The Company does not have shares and consequently does not have earnings or book value per share information.

ITEM 11. ADDITIONAL INFORMATION.

         (a)  (1)  None.

              (2)  None.

              (3)  Not applicable.

              (4)  Not applicable.

              (5)  None.

         (b)  None.

ITEM 12. EXHIBITS.

         Reference is hereby made to the following exhibits which collectively constitute the Offer to Members and are incorporated herein by reference:

          A.  Cover Letter to Offer to Purchase and Letter of Transmittal.

          B.  Offer to Purchase (with financial statements enclosed).

          C.  Form of Letter of Transmittal.

          D.  Form of Notice of Withdrawal of Tender.

          E. Forms of Letters to Members in connection with the Company's acceptance of tenders of Interests.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   LAZARD ALTERNATIVE
                                   STRATEGIES FUND, L.L.C.

                                       By:  Board of Managers

                                            By:  /s/ Michael S. Rome
                                                 -------------------------------
                                                 Name:  Michael S. Rome
                                                 Title:  Manager

October 30, 2002

                                  EXHIBIT INDEX

EXHIBIT

A    Cover Letter to Offer to Purchase and Letter of Transmittal.

B    Offer to Purchase (with financial statements enclosed).

C    Form of Letter of Transmittal.

D    Form of Notice of Withdrawal of Tender.

E Forms of Letters to Members in connection with the Company's acceptance of tenders of Interests.

                                    EXHIBIT A

           Cover Letter to Offer to Purchase and Letter of Transmittal

              Lazard Alternative Strategies Fund, L.L.C. Letterhead

            IF YOU DO NOT WANT TO SELL YOUR LIMITED LIABILITY COMPANY
              INTERESTS AT THIS TIME, PLEASE DISREGARD THIS NOTICE.
           THIS IS SOLELY NOTIFICATION OF THE COMPANY'S TENDER OFFER.

October 30, 2002

Dear Lazard Alternative Strategies Fund, L.L.C. Member:

         We are writing to inform you of important dates relating to a tender offer by Lazard Alternative Strategies Fund, L.L.C. (the "Company"). If you are not interested in redeeming your limited liability company interests in the Company ("Interests") at this time, please disregard this notice and take no action.

         The tender offer period will begin on October 30, 2002 and will end at 12:00 midnight Eastern Time on November 29, 2002. The purpose of the tender offer is to provide liquidity to members of the Company who hold Interests. Interests may be presented to the Company for purchase only by tendering them during one of the Company's announced tender offers.

         Should you wish to tender your Interest or a portion of your Interest for purchase by the Company during this tender offer period, please complete and return the enclosed Letter of Transmittal in the enclosed postage-paid envelope before November 29, 2002. If you do not wish to sell your Interests, simply disregard this notice. NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR INTEREST AT THIS TIME.

         All tenders of Interests must be received by the Company's Administrator, PFPC Inc., either by mail or by fax (if by fax, please deliver an original, executed copy promptly thereafter) in good order by November 29, 2002.

         If you have any questions, please refer to the attached Offer to Purchase document, which contains additional important information about the tender offer, or call your Account Executive or Herb Bracy at our Administrator at (302) 791-2595 or (302) 791-1759.

Sincerely,

Lazard Alternative Strategies Fund, L.L.C.

                                    EXHIBIT B

             Offer to Purchase (with financial statements enclosed)

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.
                              30 Rockefeller Plaza
                          New York, New York 10112-6300

                  OFFER TO PURCHASE $20 MILLION OF OUTSTANDING
                          INTERESTS AT NET ASSET VALUE
                             DATED OCTOBER 30, 2002

                 THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
           12:00 MIDNIGHT, EASTERN TIME, ON FRIDAY, NOVEMBER 29, 2002,
                          UNLESS THE OFFER IS EXTENDED

To the Members of
Lazard Alternative Strategies Fund, L.L.C.:

         Lazard Alternative Strategies Fund, L.L.C., a closed-end, non-diversified, management investment company organized as a Delaware limited liability company (the "Company"), is offering to purchase for cash on the terms and conditions set forth in this offer to purchase ("Offer to Purchase") and the related Letter of Transmittal (which together with the Offer to Purchase constitutes the "Offer") up to $20 million of interests in the Company or portions thereof pursuant to tenders by members of the Company ("Members") at a price equal to their net asset value as of December 31, 2002, if the Offer expires on November 29, 2002. (As used in this Offer, the term "Interest" or "Interests," as the context requires, shall refer to the interests in the Company and portions thereof representing beneficial interests in the Company.) If the Company elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined at the close of business on the last business day of the month approximately one month after the expiration of the Offer. This Offer is being made to all Members and is not conditioned on any minimum amount of Interests being tendered, but is subject to certain conditions described below. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Company's Limited Liability Company Agreement dated as of September 4, 2001, as amended on May 28, 2002 (the "LLC Agreement").

         Members should realize that the value of the Interests tendered in this Offer likely will change between September 30, 2002 (the last time net asset value was calculated) and December 31, 2002, when the value of the Interests tendered to the Company will be determined for purposes of calculating the purchase price of such Interests. Members tendering their Interest should also note that they will remain Members in the Company, with respect to the Interest tendered and accepted for purchase by the Company, through December 31, 2002, the valuation date of the Offer when the net asset value of their Interest is calculated. Accordingly, the value of a tendered interest will remain at risk until December 31, 2002, because of its investment pursuant to the Company's investment program.

         Any tendering Members that wish to obtain the estimated net asset value of their Interests should contact PFPC Inc., at the telephone number or address set forth below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). Members desiring to tender all or any portion of their Interests in accordance with the terms of the Offer should complete and sign the attached Letter of Transmittal and send or deliver it to the Company in the manner set forth below.

                                    IMPORTANT

         NEITHER THE COMPANY, NOR ITS INVESTMENT ADVISER NOR ITS BOARD OF MANAGERS MAKES ANY RECOMMENDATION TO ANY MEMBER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING INTERESTS. MEMBERS MUST MAKE THEIR OWN DECISIONS WHETHER TO TENDER INTERESTS, AND, IF THEY CHOOSE TO DO SO, THE PORTION OF THEIR INTERESTS TO TENDER.

         BECAUSE EACH MEMBER'S  INVESTMENT  DECISION IS A PERSONAL ONE, BASED ON
ITS FINANCIAL CIRCUMSTANCES, NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER MEMBERS SHOULD TENDER INTERESTS PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

         THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED ON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR ON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

         Questions and requests for assistance and requests for additional copies of the Offer may be directed to the Company's service agent.

                                            PFPC Inc.
                                            103 Bellevue Parkway
                                            Wilmington, Delaware 19809
                                            Attn:  Herb Bracy

                                            Phone:  (302) 791-2595
                                                    (302) 791-1759

                                            Fax:    (302) 791-4076
                                                    (302) 791-4077

                                TABLE OF CONTENTS


1.   Background and Purpose of the Offer..................................6
2.   Offer to Purchase and Price..........................................7
3.   Amount of Tender.....................................................8
4.   Procedure for Tenders................................................8
5.   Withdrawal Rights....................................................9
6.   Purchases and Payment................................................9
7.   Certain Conditions of the Offer.....................................11
8.   Certain Information About the Company...............................11
9.   Certain Federal Income Tax Consequences.............................12
10.   Miscellaneous......................................................13

                               SUMMARY TERM SHEET

o As stated in the offering documents of Lazard Alternative Strategies Fund, L.L.C., (hereinafter "we" or the "Company") we will purchase your limited liability company interests ("Interests") at their net asset value (that is, the value of the Company's assets minus its liabilities, multiplied by the proportionate interest in the Company you desire to redeem). This offer ("Offer") will remain open until 12:00 midnight Eastern Time, on November 29, 2002 unless the Offer is extended (the "Expiration Date"). The net asset value will be calculated for this purpose as of December 31, 2002 or, if the Offer is extended, on the last business day of the month approximately one month after the Expiration Date (the "Valuation Date").

o The Company reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Company will review the net asset value calculation of the Interests during the Company's audit for its fiscal year ending March 31, 2003, which the Company expects will be completed by the end of May 2003 and that net asset value will be used to determine the final amount paid for tendered Interests.

o You may tender your entire Interest, a portion of your Interest defined as a specific dollar value or a portion of your Interest above the minimum required capital account balance. If you tender your entire Interest (or a portion of your Interest) and we purchase that Interest, we will give you a non-interest bearing, non-transferable promissory note (the "Note") entitling you to an amount equal to the net asset value of the Interest tendered, (valued in accordance with the Company's Limited Liability Company Agreement dated September 4, 2001, as amended on May 28, 2002 (the "LLC Agreement")), determined as of December 31, 2002 (or if the Offer is extended, the net asset value determined on the Valuation Date), less any incentive allocation payable to the Special Member of the Company (the "Incentive Allocation") or any Incentive Allocation that would be payable if the Valuation Date of the Interests were a date on which an Incentive Allocation would otherwise be made.

o The Note will be mailed to you and will entitle you to an initial payment in cash and/or marketable securities (valued according to the LLC Agreement) equal to 90% of the net asset value of the Interest (the "Initial Payment") which will be paid to you within 30 days after the Valuation Date or, if we have requested withdrawals of capital from any portfolio funds in order to fund the purchase of Interests, ten business days after we have received at least 90% of the aggregate amount withdrawn from such portfolio funds.

o The Note will also entitle you to a contingent payment (the "Contingent Payment") equal to the excess, if any, of (a) the net asset value of the Interest tendered as of the Valuation Date (as it may be adjusted based upon the next annual audit of the Company's financial statements) over (b) the Initial Payment. The Contingent Payment will be payable promptly after the completion of the Company's next annual audit.

o If you tender only a portion of your Interest you will be required to maintain a capital account balance equal to the greater of: (1) $500,000, net of any Incentive Allocation that would be deducted from your capital account if the Valuation Date were a date on which an Incentive Allocation would otherwise be made (the "Tentative Incentive Allocation") or (2) the amount of the Tentative Incentive Allocation. We reserve the right to purchase less than the amount you tender if the purchase would cause your capital account to have less than the required minimum balance.

o If we accept the tender of your entire Interest or a portion of your Interest, we will pay you your proceeds from: cash on hand, withdrawals of capital from the portfolio funds in which we have invested, the proceeds of the sale of and/or delivery of portfolio securities held by the Company and/or by borrowing if the Offer is extended (which we do not intend to do).

o Following this summary is a formal notice of our offer to purchase your Interests. Our Offer remains open to you until 12:00 midnight Eastern Time, on November 29, 2002, the expected expiration date of the Offer. Until that time, you have the right to change your mind and withdraw any tenders of your Interest. You will also have the right to withdraw the tender of your Interest at any time after 40 business days from the commencement of the Offer, which date is December 30, 2002, assuming your Interest has not yet been accepted for purchase by the Company.

o If you would like us to purchase your Interests or a portion of your Interests, you should (i) mail the Letter of Transmittal, enclosed with our Offer, to PFPC Inc. at 103 Bellevue Parkway, Wilmington, Delaware 19809, attention Herb Bracy; or (ii) fax it to PFPC Inc. at (302) 791-4076 or (302) 791-4077, so that it is received before 12:00 midnight, Eastern Time, on November 29, 2002. IF YOU CHOOSE TO FAX THE LETTER OF TRANSMITTAL, YOU SHOULD MAIL THE ORIGINAL LETTER OF TRANSMITTAL TO PFPC INC. PROMPTLY AFTER YOU FAX IT (ALTHOUGH THE ORIGINAL DOES NOT HAVE TO BE RECEIVED BEFORE 12:00 MIDNIGHT, EASTERN TIME, ON NOVEMBER 29, 2002). Of course, the value of your Interests will change between September 30 (the last time net asset value was calculated) and December 31 when the value of your investment will be determined for purposes of calculating the purchase price for Interests.

o If you would like to obtain the estimated net asset value of your Interests, which we calculate monthly, based upon the information we receive from the managers of the investment funds in which we invest, you may contact PFPC Inc. at (302) 791-2595 or (302) 791-1759 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

o Please note that just as you have the right to withdraw the tender of your Interest, we have the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern Time, on November 29, 2002. Also realize that although the Offer expires on November 29, 2002, you will remain a Member of the Company, with respect to the Interest you tendered that is accepted for purchase by the Company, through December 31, 2002, when the net asset value of your Interest is calculated. Accordingly, the value of your tendered interest will remain at risk until December 31, 2002, because of its investment pursuant to the Company's investment program.

         1. BACKGROUND AND PURPOSE OF THE OFFER. The purpose of this offer to purchase interests ("Offer") is to provide liquidity to members of the Company ("Members") who hold Interests, as contemplated by and in accordance with the procedures set forth in the Company's Confidential Memorandum dated September 4, 2001, as supplemented (the "Confidential Memorandum"), and the LLC Agreement. The Confidential Memorandum and the LLC Agreement, which were provided to each Member in advance of subscribing for Interests, provide that the board of managers of the Company (the "Board of Managers") has the discretion to determine whether the Company will purchase Interests from time to time from Members pursuant to written tenders. The Confidential Memorandum also states that Lazard Alternatives, LLC, the investment adviser of the Company (the "Adviser"), expects that it will recommend to the Board of Managers that the Company purchase Interests from Members twice each year, effective as of June 30 and December 31. The Company previously offered to purchase Interests from Members pursuant to written tenders effective as of June 30, 2002. This was the only tender offer made by the fund. Because there is no secondary trading market for Interests and transfers of Interests are prohibited without prior approval of the Company, the Board of Managers has determined, after consideration of various matters, including but not limited to those set forth in the Confidential Memorandum, that the Offer is in the best interest of Members in order to provide liquidity for Interests as contemplated in the Confidential Memorandum and the LLC Agreement. The Board of Managers intends to consider the continued desirability of the Company making an offer to purchase Interests twice in each year, but the Company is not required to make any such offer.

         The purchase of Interests pursuant to the Offer will have the effect of increasing the proportionate interest in the Company of Members who do not tender Interests. Members who retain their Interests may be subject to increased risks due to the reduction in the Company's aggregate assets resulting from payment for the Interests tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Company believes that this result is unlikely given the nature of the Company's investment program. A reduction in the aggregate assets of the Company may result in Members who do not tender Interests bearing higher costs to the extent that certain expenses borne by the Company are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Interests are made by new and existing members on January 2, 2003 and thereafter from time to time.

         Interests that are tendered to the Company in connection with this Offer will be retired, although the Company may issue new Interests from time to time in transactions not involving any public offering conducted pursuant to Rule 506 of Regulation D under the Securities Act of 1933, as amended. The Company currently expects that it will accept subscriptions for Interests as of December 2, 2002 and on the first day of each month thereafter, but is under no obligation to do so.

         2. OFFER TO PURCHASE AND PRICE. The Company will, on the terms and subject to the conditions of the Offer, purchase up to $20 million of those outstanding Interests that are properly tendered by Members and not withdrawn (in accordance with Section 5 below) prior to 12:00 midnight, Eastern Time, on Friday, November 29, 2002 (such time and date being hereinafter called the "Initial Expiration Date"), or such later date as corresponds to any extension of the Offer. The later of the Initial Expiration Date or the latest time and date to which the Offer is extended is hereinafter called the "Expiration Date." The Company reserves the right to extend, amend or cancel the Offer as described in Sections 3 and 7 below. The purchase price of an Interest tendered will be its net asset value as of December 31, 2002 or, if the Offer is extended, on the last business day of the month approximately one month after the Expiration Date (such time and date the "Valuation Date"), payable as set forth in Section 6. As of the close of business on September 30, 2002, the unaudited net asset value of an Interest corresponding to an initial capital contribution of $500,000 on the following closing dates of the Company was as follows:


      If you invested $500,000             Your Unaudited Net Asset Value as of
      On the following Closing Date        September 30, 2002 would be
      -----------------------------        ------------------------------------

      September 4, 2001                                $527,719

      October 1, 2001                                  $527,508

      November 1, 2001                                 $521,253

      December 1, 2001                                 $519,331

      January 1, 2002                                  $515,619

      February 1, 2002                                 $512,493

      March 1, 2002                                    $509,943

      April 1, 2002                                    $509,027

      May 1, 2002                                      $501,109

      June 3, 2002                                     $497,774

      July 1, 2002                                     $499,222

      August 1, 2002                                   $506,721

      September 2, 2002                                $503,149

         As of the close of business on September 30, 2002, there was approximately $43,338,164 outstanding in capital of the Company held in Interests (based on the estimated unaudited net asset value of such Interests). Members may obtain monthly estimated net asset value information, which the Company calculates based upon the information it receives from the managers of the portfolio funds in which the Company invests, until the expiration of the Offer, by contacting PFPC Inc. ("PFPC") at the telephone numbers or address set forth on page 2, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

         3. AMOUNT OF TENDER. Subject to the limitations set forth below, Members may tender their entire Interest, a portion of their Interest defined as a specific dollar value or the portion of their Interest above the required minimum capital account balance, as described below. A Member who tenders for purchase only a portion of such Member's Interest shall be required to maintain a capital account balance equal to the greater of: (i) $500,000, net of the amount of the incentive allocation, if any, that is to be debited from the capital account of the Member and credited to the Special Member Account of the Company on the Valuation Date (the "Incentive Allocation") or would be so debited if the Valuation Date were a day on which an incentive allocation was made (the "Tentative Incentive Allocation"); or (ii) the amount of the Tentative Incentive Allocation, if any. If a Member tenders an amount that would cause the Member's capital account balance to fall below the required minimum, the Company reserves the right to reduce the amount to be purchased from such member so that the required minimum balance is maintained. The Offer is being made to all members of the Company and is not conditioned on any minimum amount of Interests being tendered.

         If the amount of Interests that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 5 below is less than or equal to $20 million (or such greater amount as the Company may elect to purchase pursuant to the Offer), the Company will, on the terms and subject to the conditions of the Offer, purchase all of the Interests so tendered unless the Company elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 7 below. If more than $20 million of Interests are duly tendered to the Company prior to the expiration of the Offer and not withdrawn pursuant to Section 5 below, the Company will in its sole discretion either (a) accept the additional Interests permitted to be accepted pursuant to Rule 13e-4(f)(3) under the Securities Exchange Act of 1934, as amended; (b) extend the Offer, if necessary, and increase the amount of Interests that the Company is offering to purchase to an amount it believes sufficient to accommodate the excess Interests tendered as well as any Interests tendered during the extended Offer; or (c) accept Interests tendered prior to or on the Expiration Date for payment on a pro rata basis based on the aggregate net asset value of tendered Interests. The Offer may be extended, amended or canceled in various other circumstances described in Section 7 below.

         4. PROCEDURE FOR TENDERS. Members wishing to tender Interests pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to PFPC, to the attention of Herb Bracy, at the address set forth on page 2, or fax a completed and executed Letter of Transmittal to PFPC, also to the attention of Herb Bracy, at one of the fax numbers set forth on page 2. The completed and executed Letter of Transmittal must be received by PFPC, either by mail or by fax, no later than 12:00 midnight on the Expiration Date.

         The Company recommends that all documents be submitted to PFPC via certified mail, return receipt requested, or by facsimile transmission. A Member choosing to fax a Letter of Transmittal to PFPC must also send or deliver the original completed and executed Letter of Transmittal to PFPC promptly thereafter. Members wishing to confirm receipt of a Letter of Transmittal may contact PFPC at the address or telephone numbers set forth on page 2. The method of delivery of any documents is at the election and complete risk of the Member tendering an Interest including, but not limited to, the failure of PFPC to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Company, in its sole discretion, and such determination shall be final and binding. The Company reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Interest or any particular Member, and the Company's interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Company, the Adviser or the Board of Managers shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give such notice.

         5. WITHDRAWAL RIGHTS. Any Member tendering an Interest pursuant to this Offer may withdraw such tender at any time prior to or on the Expiration Date and, if such Member's Interest is not accepted by the Company, at any time after 40 business days from the commencement of the Offer, which date is December 30, 2002. To be effective, any notice of withdrawal must be timely received by PFPC at the address or fax numbers set forth on page 2. A form to use to give notice of withdrawal of a tender is available by calling PFPC at the telephone numbers indicated on page 2. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, and such determination shall be final and binding. A tender of Interests properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. However, withdrawn Interests may be tendered again prior to the Expiration Date by following the procedures described in Section 4.

         6. PURCHASES AND PAYMENT. For purposes of the Offer, the Company will be deemed to have accepted (and thereby purchased) Interests that are tendered as, if and when it gives written notice to the tendering Member of its election to purchase such Interest. As stated in Section 2 above, the purchase price of an Interest tendered by any Member will be the net asset value thereof as of December 31, 2002, if the Offer expires on the Initial Expiration Date, and otherwise the net asset value thereof as of the last business day of the month approximately one month after the Expiration Date. The net asset value will be determined after all allocations to capital accounts of the Member required to be made by the LLC Agreement have been made.

         For Members who tender their Interest or a portion thereof that is accepted for purchase, payment of the purchase price will consist of a non-interest-bearing non-transferable promissory note (the "Note") entitling a Member to an initial and contingent payment. The Note will entitle the Member to an initial payment of 90% of the unaudited net asset value of the Interest tendered and accepted for purchase by the Company, less any incentive allocation payable to the Adviser, determined as of the Valuation Date, which is expected to be on December 31, 2002. Payment of this amount will be made within one month after the Valuation Date or, if the Company has requested withdrawals of its capital from any portfolio funds in order to fund the purchase of Interests, no later than ten business days after the Company has received at least 90% of the aggregate amount withdrawn by the Company from such portfolio funds. The Note will also entitle a Member to receive a contingent payment equal to the excess, if any, of (a) the net asset value of the Interests tendered and accepted for purchase by the Company as of the Valuation Date, determined based on the audited financial statements of the Company for its fiscal year ending March 31, 2003, over (b) the Initial Payment (the "Contingent Payment"). The Note will be delivered to the tendering Member in the manner set forth below within ten calendar days after the acceptance of the Member's Interest. The Contingent
Payment will be payable (in the manner set forth below) promptly after completion of the audit of the financial statements of the Company for its fiscal year. It is anticipated that the audit of the Company's financial statements will be completed no later than 60 days after March 31, 2003.

         Although the Company has retained the option to pay all or a portion of the purchase price by distributing marketable securities, the purchase price will be paid entirely in cash except in the unlikely event that the Board of Managers determines that the distribution of securities is necessary to avoid or mitigate any adverse effect of the Offer on the remaining Members of the Company.

         The Note pursuant to which a tendering Member will receive the Initial Payment and Contingent Payment (together, the "Cash Payment") will be mailed directly to the tendering Member. Any Cash Payment due pursuant to the Note will be made by wire transfer directly to the tendering Member to an account designated by the Member.

         It is expected that cash payments for Interests acquired pursuant to the Offer which will not exceed $20 million, (unless the Company elects to purchase a greater amount) will be derived from: (a) cash on hand; (b) withdrawal of capital from the portfolio funds in which the Company invests; (c) the proceeds of the sale of securities and portfolio assets held by the Company; and/or (d) possibly borrowings, as described below. The Company will segregate with its custodian cash or U.S. government securities or other liquid securities equal to the value of the amount estimated to be paid under the Note, as described above. Neither the Company, nor the Board of Managers, nor the Adviser have determined at this time to borrow funds to purchase Interests tendered in connection with the Offer. However, depending on the dollar amount of Interests tendered and prevailing general economic and market conditions, the Company, in its sole discretion, may decide to fund any portion of the purchase price, subject to compliance with applicable law, through borrowings. If the Company funds any portion of the purchase price in that manner, it will deposit assets in a special custody account with its custodian, PFPC Trust Company, to serve as collateral for any amounts so borrowed, and if the Company were to fail to repay any such amounts, the lender would be entitled to satisfy the Company's obligations from the collateral deposited in the special custody account. The Company expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Company by existing and/or new Members, withdrawal of capital from the investment funds in which it has invested or from the proceeds of the sale of securities and portfolio assets held by the Company.

         7. CERTAIN CONDITIONS OF THE OFFER. The Company reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Members of such extension. In the event that the Company so elects to extend the tender period, for the purpose of determining the purchase price for tendered Interests, the net asset value of such Interests will be determined as of the close of business on the last business day of the month approximately one month after the Expiration Date. During any such extension, all Interests previously tendered and not withdrawn will remain subject to the Offer. The Company also reserves the right, at any time and from time to time up to and including acceptance of tenders pursuant to the Offer, to: (a) cancel the Offer in the circumstances set forth in the following paragraph and in the event of such cancellation not to purchase or pay for any Interests tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Interests. If the Company determines to amend the Offer or to postpone the acceptance of Interests tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Members.

         The Company may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Company would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Company's investment objectives and policies in order to purchase Interests tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Managers, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Company, (ii) declaration of a banking moratorium by Federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Company, (iii) limitation imposed by Federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Company has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Company, (vi) material decrease in the net asset value of the Company from the net asset value of the Company as of commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Company or its Members if Interests tendered pursuant to the Offer were purchased; or (c) the Board of Managers determines that it is not in the best interest of the Company to purchase
Interests pursuant to the Offer. However, there can be no assurance that the Company will exercise its right to extend, amend or cancel the Offer or to postpone acceptance of tenders pursuant to the Offer.

         8. CERTAIN INFORMATION ABOUT THE COMPANY. The Company is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. It is organized as a Delaware limited liability company. The principal office of the Company is located at 30 Rockefeller Plaza, New York, New York 10112-6300 and the telephone number is (212) 632-1584. Interests are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the LLC Agreement.

         The Company does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional Interests (other than the Company's intention to accept subscriptions for Interests on the first day of each month and from time to time in the discretion of the Company) or the disposition of Interests; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company; (c) any material change in the present distribution policy or indebtedness or capitalization of the Company; (d) any change in the identity of the investment adviser of the Company, or in the management of the Company including, but not limited to, any plans or proposals to change the number or the term of the members of the Board of Managers, to fill any existing vacancy on the Board of Managers or to change any material term of the investment advisory arrangement with the Adviser; (e) a sale or transfer of a material amount of assets of the Company (other than as the Board of Managers determines may be necessary or appropriate to fund any portion of the purchase price for Interests acquired pursuant to this Offer to Purchase or in connection with ordinary portfolio transactions of the Company);
(f) any other material change in the Company's structure or business, including any plans or proposals to make any changes in its fundamental investment policy for which a vote would be required by Section 13 of the 1940 Act; or (g) any changes in the LLC Agreement or other actions that may impede the acquisition of control of the Company by any person.

         Based on October 1, 2002 estimated values, Lazard LLC ("Lazard") an affiliate of the Company owns $15,835,276 (approximately 36.5%) of the outstanding Interests. Leon Pollack owns $1,000,000 (approximately 2.3%) of the outstanding Interests; Michael S. Rome owns through Lazard Diversified Strategies Fund Ltd. ("Lazard Diversified"), an affiliate of the Company, $103,962 (less than 1%) of the outstanding Interests; and Dan Federmann the Treasurer of the Company owns through Lazard Diversified $5198 (less than 1%) of the outstanding Interests. Lazard Alternative Strategies Holdings, LLC, an affiliate of the Adviser, is also entitled under the terms of the LLC Agreement to receive, subject to certain limitations, an incentive allocation, as specified in the LLC Agreement and described in the Confidential Memorandum.

         Lazard plans to tender and the Company intends to purchase, on the terms and conditions of the Offer, all of its Interest. To the Company's knowledge, no executive officer, Manager, or other affiliate plans to tender, and the Company presently has no plans to purchase the Interest of any executive officer, Manager or other affiliate of the Company pursuant to the Offer.

         There have been no transactions involving the Interests that were effected during the past 60 business days by the Company, the Adviser, any Manager or any person controlling the Company or the Adviser or any Manager.

         9. CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The following discussion is a general summary of the federal income tax consequences of the purchase of Interests by the Company from Members pursuant to the Offer. Members should consult their own tax advisors for a complete description of the tax consequences to them of a purchase of their Interests by the Company pursuant to the Offer.

         In general, a Member from whom an Interest is purchased by the Company will be treated as receiving a distribution from the Company. Such Member generally will not recognize income or gain as a result of the purchase, except to the extent (if any) that the amount of consideration received by the Member exceeds such Member's then adjusted tax basis in such Member's Interest. A Member's basis in such Member's Interest will be reduced (but not below zero) by the amount of consideration received by the Member from the Company in connection with the purchase of such Interest. A Member's basis in such Member's Interest will be adjusted for income, gain or loss allocated (for tax purposes) to such Member for periods prior to the purchase of such Interest. Cash distributed to a Member in excess of the adjusted tax basis of such Member's Interest is taxable as capital gain or ordinary income, depending on the circumstances. A Member whose entire Interest is purchased by the Company may recognize a loss, but only to the extent that the amount of consideration received from the Company is less than the Member's then adjusted tax basis in such Member's Interest.

         10. MISCELLANEOUS. The Offer is not being made to, nor will tenders be accepted from, Members in any jurisdiction in which the Offer or its acceptance would not comply with the securities or Blue Sky laws of such jurisdiction. The Company is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Company reserves the right to exclude Members from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Company believes such exclusion is permissible under applicable laws and regulations, provided the Company makes a good faith effort to comply with any state law deemed applicable to the Offer.

         The Company has filed an Issuer Tender Offer Statement on Schedule TO with the Securities and Exchange Commission, which includes certain information relating to the Offer summarized herein. A free copy of such statement may be obtained from the Company by contacting PFPC at the address and telephone numbers set forth on page 2 or from the Securities and Exchange Commission's internet web site, http://www.sec.gov. For a fee, a copy may be obtained from the public reference office of the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549.

                                     ANNEX A

                              Financial Statements

                                    EXHIBIT C
                              LETTER OF TRANSMITTAL

                                    Regarding
                                    Interests
                                       in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 30, 2002

            -----------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                   AT, AND THIS LETTER OF TRANSMITTAL MUST BE
               RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, EASTERN
             TIME, ON FRIDAY, NOVEMBER 29, 2002, UNLESS THE OFFER IS
                                    EXTENDED.
            -----------------------------------------------------------

          COMPLETE THIS LETTER OF TRANSMITTAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                                Attn: Herb Bracy


                           For additional information:

                              Phone: (302) 791-2595
                                     (302) 791-1759

                                Fax: (302) 791-4076
                                     (302) 791-4077

Ladies and Gentlemen:

         The undersigned hereby tenders to Lazard Alternative Strategies Fund, L.L.C., a closed-end, non-diversified, management investment company organized under the laws of the State of Delaware (the "Company"), the limited liability company interest (hereinafter the "Interest" or "Interests" as the context requires) in the Company or portion thereof held by the undersigned, described and specified below, on the terms and conditions set forth in the offer to purchase, dated October 30, 2002 ("Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer"). THE TENDER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET FORTH IN THE OFFER TO PURCHASE, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE COMPANY TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

         The undersigned hereby sells to the Company the Interest or portion thereof tendered hereby pursuant to the Offer. The undersigned hereby warrants that the undersigned has full authority to sell the Interest or portion thereof tendered hereby and that the Company will acquire good title thereto, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to the sale thereof, and not subject to any adverse claim, when and to the extent the same are purchased by it. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

         The undersigned recognizes that under certain circumstances set forth in the Offer, the Company may not be required to purchase any of the Interests in the Company or portions thereof tendered hereby.

         A promissory note for the purchase price will be mailed to the undersigned. The initial payment of the purchase price for the Interest or portion thereof tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned. The undersigned hereby represents and warrants that the undersigned understands that any payment in the form of marketable securities would be made by means of special arrangement with the tendering member in the sole discretion of the Board of Managers of the Company.

         The promissory note will also reflect the contingent payment portion of the purchase price (the "Contingent Payment"), if any, as described in Section 6 of the Offer to Purchase. Any Contingent Payment of cash due pursuant to the Note will also be made by wire transfer of the funds to the undersigned's account. The undersigned recognizes that the amount of the purchase price for Interests will be based on the unaudited net asset value of the Company as of December 31, 2002, subject to an extension of the Offer as described in Section
7. The Contingent Payment portion of the purchase price, if any, will be determined upon completion of the audit of the Company's financial statements which is anticipated to be completed not later than 60 days after March 31, 2003, the Company's fiscal year end, and will be paid promptly thereafter.

         All authority herein conferred or agreed to be conferred shall survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder shall be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 5 of the Offer to Purchase, this tender is irrevocable.

PLEASE FAX OR MAIL IN THE ENCLOSED POSTAGE PAID ENVELOPE TO: PFPC INC., 103 BELLEVUE PARKWAY, WILMINGTON, DE 19809, ATTN: HERB BRACY. FOR ADDITIONAL
INFORMATION:  PHONE:  (302)  791-2595 OR (302)  791-1759 FAX:  (302) 791-4076 OR
(302) 791-4077

PART 1.   NAME AND ADDRESS:

           Name of Member:
                                      ------------------------------------------

           Social Security No.
           or Taxpayer
           Identification No.:
                                      ------------------------------------------

           Telephone Number:          (            )
                                      ------------------------------------------

PART 2.   AMOUNT OF LIMITED LIABILITY COMPANY INTEREST IN THE COMPANY BEING
          TENDERED:

            /  /  Entire limited liability company interest.

            /  /  Portion of limited liability  company interest  expressed as a specific dollar value. (A minimum interest with a value greater than: (a) $500,000, net of the incentive allocation or net of the tentative incentive allocation; or (b) the tentative incentive allocation, must be maintained (the "Required Minimum Balance").)*

                                        $______

            /  /  Portion of limited liability company interest in excess of the
                  Required Minimum Balance.

                  *The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned's capital account balance to fall below the Required Minimum Balance, the Company may reduce the amount to be purchased from the undersigned so that the Required Minimum Balance is maintained.

PART 3.   PAYMENT.

         CASH PAYMENT

         Cash Payments shall be wire transferred to the following account:

                        ---------------------------------
                                  Name of Bank
                        ---------------------------------
                                 Address of Bank
                        ---------------------------------
                                   ABA Number
                        ---------------------------------
                                 Account Number

                        ---------------------------------
                        Name Under Which Account Is Held

         PROMISSORY NOTE

         The promissory note reflecting both the initial and contingent payment portion of the purchase price, if applicable, will be mailed directly to the undersigned to the address of the undersigned as maintained in the books and records of the Company.


PART 4.     SIGNATURE(S).
-----------------------------------------------------        ---------------------------------------------------------

FOR INDIVIDUAL INVESTORS                                     FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------                         ------------------------------------
Signature                                                    Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Investor                                       Signature
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                             ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Joint Tenant Signature if necessary                          Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Joint Tenant                                   Co-signatory if necessary
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                             ON SUBSCRIPTION AGREEMENT)


                                                             ------------------------------------
                                                             Print Name and Title of Co-signatory

-----------------------------------------------------        ---------------------------------------------------------

Date:
         ---------------------------


                                    EXHIBIT D

                         NOTICE OF WITHDRAWAL OF TENDER

                             Regarding Interests in

                   LAZARD ALTERNATIVE STRATEGIES FUND, L.L.C.

                   Tendered Pursuant to the Offer to Purchase
                             Dated October 30, 2002

            ----------------------------------------------------------
                   THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
                    AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
               RECEIVED BY THE COMPANY BY, 12:00 MIDNIGHT, EASTERN
             TIME, ON FRIDAY, NOVEMBER 29, 2002, UNLESS THE OFFER IS
                                    EXTENDED.
            ----------------------------------------------------------

          COMPLETE THIS NOTICE OF WITHDRAWAL AND RETURN OR DELIVER TO:

                                    PFPC Inc.
                              103 Bellevue Parkway
                              Wilmington, DE 19809

                                Attn: Herb Bracy


                           For additional information:

                              Phone: (302) 791-2595
                                     (302) 791-1759

                              Fax:   (302) 791-4076
                                     (302) 791-4077

Ladies and Gentlemen:

         The undersigned wishes to withdraw the tender of its limited liability company interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company"), or the tender of a portion of such interests, for purchase by the Company that previously was submitted by the undersigned in a Letter of Transmittal dated
_____________________.

Such tender was in the amount of:

          /  /    Entire limited liability company interest.

          /  /    Portion of limited liability  company interest  expressed as a specific dollar value.

                                        $_______

          /  /    Portion of limited liability company interest in excess of the
                  Required Minimum Balance.

         The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the interest in the Company (or portion of such interest) previously tendered will not be purchased by the Company upon expiration of the tender offer described above.


SIGNATURE(S).

----------------------------------------------------         -------------------------------------------------------

FOR INDIVIDUAL INVESTORS                                     FOR OTHER INVESTORS:
AND JOINT TENANTS:


------------------------------------                         ------------------------------------
Signature                                                    Print Name of Investor
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Investor                                       Signature
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                             ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Joint Tenant Signature if necessary                          Print Name of Signatory and Title
(SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
ON SUBSCRIPTION AGREEMENT)


------------------------------------                         ------------------------------------
Print Name of Joint Tenant                                   Co-signatory if necessary
                                                             (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED
                                                             ON SUBSCRIPTION AGREEMENT)


                                                             ------------------------------------
                                                             Print Name and Title of Co-signatory
----------------------------------------------------         -------------------------------------------------------


Date:
         ---------------------------


                                    EXHIBIT E

          Forms of Letters to Members in connection with the Company's acceptance of tenders of Interests.


THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED YOUR ENTIRE INTEREST IN THE COMPANY.

                                                      December 10, 2002


Dear Member:

         Lazard Alternative Strategies Fund, L.L.C. (the "Company") has received and accepted for purchase your tender of a limited liability company interest in the Company.

         Because you have tendered and the Company has purchased your entire investment, you have been paid a note (the "Note") entitling you to receive an initial payment of 90% of the purchase price based on the unaudited net asset value of the Company as of December 31, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _________________ no later than January 31, 2003, unless the valuation date of the Interests has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer.

         The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount will be paid within ten days after the conclusion of the fiscal year-end audit or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

         Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                   Sincerely,

                                   Lazard Alternative Strategies Fund, L.L.C.

Enclosure

             [Lazard Alternative Strategies Fund, L.L.C. Letterhead]



                                          January 31, 2003


Dear Lazard Alternative Strategies Fund, L.L.C. Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our purchase of your interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company")

         Because you have tendered and the Company has purchased your entire investment, you have been paid 90% of the purchase price based on the estimated unaudited net asset value of the Company as of December 31, 2002, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated
_________________.

         The balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2003 and is subject to year-end audit adjustment. This amount will be paid within ten days after the conclusion of the year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

         Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                   Sincerely,

                                   Lazard Alternative Strategies Fund, L.L.C.

Enclosure

THE FOLLOWING LETTERS ARE BEING SENT TO YOU IF YOU TENDERED A PORTION OF YOUR INTEREST IN THE COMPANY.

                                         December 10, 2002


Dear Member:

         Lazard Alternative Strategies Fund, L.L.C. (the "Company") has received and accepted for purchase your tender of a portion of your limited liability company interest in the Company.

         Because you have tendered and the Company has purchased a portion of your investment, you have been paid a note (the "Note"). The Note entitles you to receive an initial payment of at least 90% of the purchase price based on the unaudited net asset value of the Company as of December 31, 2002, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal dated _________________ no later than January 31, 2002, unless the valuation date of the Interests has changed, or the Company has requested a withdrawal of its capital from the portfolio funds in which it has invested, and provided that your account retains the required minimum balance, in accordance with the terms of the tender offer

         The terms of the Note provide that a contingent payment representing the balance of the purchase price, if any, will be paid to you after the completion of the Company's 2002 fiscal year-end audit and is subject to fiscal year-end audit adjustment. This amount, will be paid within ten after the conclusion of the fiscal year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

         You remain a member of the Company with respect to the portion of your interest in the Company that you did not tender.

         Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                   Sincerely,

                                   Lazard Alternative Strategies Fund, L.L.C.

Enclosure

             [Lazard Alternative Strategies Fund, L.L.C. Letterhead]



                                           January 31, 2003


Dear Lazard Alternative Strategies Fund, L.L.C. Member:

         Enclosed  is  a  statement   showing  the  breakdown  of  your  capital
withdrawal resulting from our purchase of your interest in Lazard Alternative Strategies Fund, L.L.C. (the "Company")

         Because you have tendered and the Company has purchased your entire investment, you have been paid 90% of the purchase price based on the estimated unaudited net asset value of the Company as of December 31, 2002, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal dated
_________________.

         The balance of the purchase price, if any, will be paid to you after the completion of the Company's fiscal year-end audit for the year ending March 31, 2003 and is subject to year-end audit adjustment. This amount, will be paid promptly after the conclusion of the year-end audit, or on such earlier date as the Company's Board of Managers may determine, according to the terms of the tender offer. We expect the audit to be completed by the end of May 2003.

         Should you have any questions, please feel free to contact the Company's Administrator, PFPC Inc., at (302) 791-2595 or (302) 791-1759.

                                   Sincerely,

                                   Lazard Alternative Strategies Fund, L.L.C.

Enclosure